Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-164588

S&W SEED COMPANY

SUPPLEMENT NO. 1

DATED MAY 11, 2010

TO PROSPECTUS DATED MAY 3, 2010

In May 2010, we executed an agreement with PureCircle Sdn Bhd to provide us with stevia plant material to plant in California for evaluation purposes. We have agreed to share the results with PureCircle, and we are not allowed to use this material for breeding purposes under the agreement. The agreement acknowledges that Triangle T Partners, LLC has been designated as the initial trial grower for California. This supersedes the statements in the prospectus dated May 3, 2010 in which we stated that we had not entered into any formal contracts, either with suppliers of stevia test plants or with our grower.